

July 5, 2006

Mr. Geoffrey J. Hibner
Chief Financial Officer
Banta Corporation
225 Main Street
Menasha, Wisconsin 54952

> **Re:** **Banta Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Commission File Number: 001-14637**

Dear Mr. Hibner:

We have reviewed your response letter dated June 22, 2006 related to the above-referenced filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2006

Consolidated Statement of Earnings, page 26

1. We note from your response to our previous comment 1 that revisions made to your financial statement disclosure are now consistent with your assertion that your printing business revenue is service revenue. However, we do not feel you have adequately supported your position that such revenues constitute services, not products. Specifically, it is difficult to come to the conclusion that you do not produce a product when physical, tangible goods leave your possession and delivery of such printed product is made to the customer. While we acknowledge that the final product's entire value is not derived just from your printing process, we believe that the printing process is a component of such product, and that you provide customization of such product for individual customers, much like the manufacturer of engine parts might customize certain parts for individual customers. The manufacturer of such custom engine parts is not providing "customization service" but is rather providing *tangible goods* that are considered products. The manufacturer provides the components such as steel or plastic much like you provide the components of the printed product, such as paper and ink, and is responsible for such costs just as you are responsible for costs involved in the printing process, such as paper. You state on page 5 that the principal cost within the printing services segment is paper.   As such, please revise your financial statements to present product and service revenue separately, as previously requested.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding these comments on the financial statements and related matters.   Please contact me at 202-551-3211 with any other questions.

        Sincerely,

        David R. Humphrey
        Branch Chief